TASTEMAKERS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Tastemakers LLC
Arden Hills, Minnesota

We have reviewed the accompanying financial statements of Tastemakers LLC (the "Company"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of members' equity (deficit), and cash flow for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 31, 2024
Los Angeles, California

TASTEMAKERS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	61,694	$	128,012
Accounts Receivable, net		30,319		643
Inventory		19,529		211
Prepaids and Other Current Assets		-		76
Total Current Assets		**111,542**		**128,942**
Total Assets	**$**	**111,542**	**$**	**128,942**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	41,854	$	1,486
Credit Cards		14,792		5,963
Current Portion of Loans and Notes		10,771		7,472
Other Current Liabilities		164		2,889
Total Current Liabilities		**67,580**		**17,810**
Promissory Notes and Loans		22,622		33,393
Simple Agreement for Future Equity (SAFEs)		865,313		330,000
Total Liabilities		**955,515**		**381,203**
MEMBERS' EQUITY				
Members' Equity		(843,973)		(252,260)
Total Members' Equity		**(843,973)**		**(252,260)**
Total Liabilities and Members' Equity	**$**	**111,542**	**$**	**128,942**

See accompanying notes to financial statements.

TASTEMAKERS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 80,960	$ 68,499
Cost of Goods Sold	66,099	47,559
Gross Profit	14,861	20,939
Operating Expenses		
General and Administrative	250,919	156,452
Research and Development	20,098	39,020
Sales and Marketing	109,515	85,780
Total Operating Expenses	380,532	281,253
Operating Income/(Loss)	(365,671)	(260,313)
Interest Expense	3,344	2,354
Other Loss/(Income)	149,801	(30,521)
Income/(Loss) before provision for income taxes	(518,817)	(232,146)
Provision/(Benefit) for income taxes	-	330
Net Income/(Net Loss)	**$ (518,817)**	**$ (232,476)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2021	$ (19,884)
Capital Contribution	100
Net Income/(Loss)	(232,476)
Balance—December 31, 2022	$ (252,260)
Capital Distribution	(72,896)
Net Income/(Loss)	(518,817)
Balance—December 31, 2023	$ (843,973)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(518,817)	$	(232,476)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Change in fair value of SAFE obligations		155,313		
Changes in operating assets and liabilities:				
Accounts Receivable, net		(29,676)		263
Inventory		(19,318)		2,927
Prepaids and Other Current Assets		76		990
Accounts Payable		40,368		(952)
Credit Cards		8,829		3,740
Other Current Liabilities		(2,725)		2,736
Net cash provided/(used) by operating activities		**(365,951)**		**(222,772)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		100
Capital Distribution		(72,896)		-
Borrowing on Promissory Notes and Loans		(7,472)		(7,317)
Borrowing on SAFEs		380,000		330,000
Net cash provided/(used) by financing activities		**299,633**		**322,783**
Change in cash		(66,318)		100,011
Cash—beginning of year		128,012		28,001
Cash—end of year	$	**61,694**	$	**128,012**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,344	$	2,354
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Tastemakers LLC was formed on March 25, 2014 in the state of Minnesota. The financial statements of Tastemakers LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Arden Hills, Minnesota.

As first-generation Afghan Americans growing up in the Midwest, for Yasameen and Sheilla food served as a vital link to their Middle Eastern heritage. Inspired by their Mom's magic green chutney recipe, they launched Maazah, meaning flavor in Farsi. They handcrafted mom's sauces and sold them across Minnesota at farmers markets and co-ops. Since those humble beginnings, they have skyrocketed into the CPG scene, winning Kroger's Go Fresh and Local Supplier Accelerator program and Expo West Pitch Slam. Building on the tremendous success of their clean and better-for-you sauces, Maazah is using their platform to re-imagine a contemporary Middle Eastern food brand. This includes their new lineup of lentil (dal) dips set to make waves in 2024. In-store we will run promotions to encourage initial purchase and tastings in-store to allow customers to experience the flavors firsthand. Online and instore partnerships with complementary brands or local businesses for joint promotions and collaborate with influencers or food bloggers to generate buzz.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

 Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to inventory assets which are determined using a weighted average method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2023 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: The Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its products.

Cost of sales

Costs of goods sold include the cost of ingredients, materials, wholesale, freight-in, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $109,515 and $85,780, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 31, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Contract Comestibles	$ 18,220	$ -
Inventory Asset	$ 1,309	$ 211
Total Inventory	**$ 19,529**	**$ 211**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2023	2022
Shopify Carried Balances	$ -	$ 76
Total Prepaids and Other Current Asset	**$ -**	**$ 76**

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Sales & Use Tax Payable	$ 43	$ 43
Gift Card Liability	$ 121	$ 121
Accrued Expenses		$ 2,725
Total Other Current Liabilities	**$ 164**	**$ 2,889**

5.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2023

Member's name	Ownership Percentage
Yasameen Sajady	95.0%
IMPACTSKUTRACK 1 HOLDINGS, LLC	5.0%
TOTAL	**100.0%**

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes and loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Women Venture Loan	$ 40,000	6.75%	11/20/2020	10/25/2025	$ 2,700	$ 2,700	$ 10,297	$ 10,297	$ 23,293	$ 2,700	$ 2,700	$ 7,472	$ 20,593	$ 30,765
SBA Loan	$ 12,800	3.75%	11/20/2020	11/20/2050	$ 480	$ 480	$ 474	$ 12,326	$ 13,280	$ 480	$ 480	$ -	$ 12,800	$ 13,280
Total	**$ 12,800**				**$ 3,180**	**$ 3,180**	**$ 10,771**	**$ 22,622**	**$ 36,573**	**$ 3,180**	**$ 3,180**	**$ 7,472**	**$ 33,393**	**$ 44,045**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023

2024	$ 10,771
2025	10,771
2026	474
2027	474
Thereafter	10,904
Total	**$ 33,393**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2023	2022
LVCM Partners Fund I, LP	$ 100,000	02/01/2022	$ 3,500,000	80%	$ 100,000	$ 100,000
Groove Capital Fund 1, LP	$ 115,000	03/09/2022	$ 3,500,000	80%	$ 115,000	$ 115,000
Fred and Sarah Haberman	$ 35,000	03/24/2022	$ 3,500,000	80%	$ 35,000	$ 35,000
Andomi, LLC	$ 30,000	04/13/2022	$ 3,500,000	80%	$ 30,000	$ 30,000
Stephanie Sommer	$ 25,000	04/13/2022	$ 3,500,000	80%	$ 25,000	$ 25,000
Mark Decker	$ 25,000	04/27/2022	$ 3,500,000	80%	$ 25,000	$ 25,000
Rich Gammill	$ 180,000	03/21/2023	$ 3,500,000	80%	$ 180,000	
Sarah Costanza	$ 5,000	07/13/2023	$ 3,500,000	80%	$ 5,000	
Peatrice Holdings LLC	$ 25,000	10/17/2023	$ 3,500,000	80%	$ 25,000	
Rich Gammill	$ 75,000	11/30/2023	$ 3,500,000	80%	$ 75,000	
Corinne Opdyke	$ 5,000	07/13/2023	$ 3,500,000	80%	$ 5,000	
Jennifer Woofter	$ 10,000	07/13/2023	$ 3,500,000	80%	$ 10,000	
Ashley Bachar	$ 5,000	07/13/2023	$ 3,500,000	80%	$ 5,000	
TUNDRA VENTURES FUND I, LP	$ 75,000	07/13/2023	$ 3,500,000	80%	$ 75,000	
Change in fair value of SAFE obligations					$ 155,313	
Total SAFE(s)	**$ 710,000**				**$ 865,313**	**$ 330,000**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of Safe Preferred Equity Interests equal to Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Common Equity Interests equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through January 31, 2024 the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $365,671, an operating cash flow loss of $521,263 and liquid assets in cash of $61,694, which less than a year worth of cash reserves as of December 31, 2023. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.